Exhibit 99.1

Consolidated Financial Statements of

MICROMEM TECHNOLOGIES INC.

For the years ended October 31, 2013 and 2012

(Expressed in United States Dollars)

Collins Barrow Toronto LLP 11 King Street West Suite 700 Toronto, Ontario M5H 4C7 Canada T. 416.480.0160 F. 416.480.2646 www.collinsbarrow.com

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of Micromem Technologies Inc.:

We have audited the accompanying consolidated financial statements of Micromem Technologies Inc. and its subsidiaries, which comprise the consolidated statements of financial position as at October 31, 2013 and October 31, 2012 and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years ended October 31, 2013, October 31, 2012 and October 31, 2011 and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Micromem Technologies Inc. and its subsidiaries as at October 31, 2013 and October 31, 2012, and its financial performance and its cash flows for the years ended October 31, 2013, October 31, 2012 and October 31, 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which describes the material uncertainties that cast significant doubt about Micromem Technologies Inc.’s ability to continue as a going concern.

Chartered Accountants
Licensed Public Accountants
Toronto, Ontario
February 19, 2014

This office is independently owned and operated by Collins Barrow Toronto LLP The Collins Barrow trademarks are used under License.	1

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

1.	Reporting Entity and Nature of Business

2.	Going Concern

3.	Basis of Presentation

4.	Summary of Significant Accounting Policies

5.	New Standards and Interpretations Issued but not yet Adopted

6.	Fair Value Disclosures

7.	Capital Risk Management

8.	Promissory Note Receivable

9.	Property and Equipment

10.	Deferred Development Costs

11.	Intangible Assets and Patents

12.	Share Capital, Stock Options and Loss per Share

13.	Private Placements, Derivative Warrant Liability and Common Share Purchase Warrants

14.	Bridge Loans

15.	Contributed Surplus

16.	Income Taxes

17.	Expenses

18.	Management Compensation and Related Party Transactions

19.	Commitments

20.	Contingencies

21.	Financial Risk Management

22.	Segmented Information

23.	Subsequent Events

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(Expressed in United States dollars)

	October 31,	October 31,
	2013	2012

Assets
Current assets:
Cash	$821,283	$245,029
Deposits and other receivables	234,741	46,062
Promissory note receivable (Note 8)	-	-
	1,056,024	291,091

Property and equipment, net (Note 9)	13,998	5,787
Deferred development costs (Note 10)	928,077	718,163
Intangible assets, net (Note 11)	96,761	116,113
Patents, net (Note 11)	71,595	49,124
	$2,166,455	$1,180,278

Liabilities and Shareholders' Equity (Deficiency)
Current liabilities:
Bridge loans (Note 14)	$290,014	$442,934
Accounts payable and accrued liabilities	340,122	579,830
Derivative warrant liability (Note 13)	-	1,061,544
	$630,136	$2,084,308
Shareholders' Equity (Deficiency)
Share capital: (Note 12)
Authorized: 2,000,000 special preference shares, redeemable, voting Unlimited common shares without par value Issued and outstanding: 158,491,425 common shares (2012 - 136,430,555) (Note 12)	$57,755,613	$54,728,239
Equity component of bridge loans (Note 14)	1,557	1,557
Contributed surplus (Note 15)	32,822,327	26,634,177
Deficit	(89,043,178)	(82,268,003)
	1,536,319	(904,030)

	$2,166,455	$1,180,278

Going Concern (Note 2)
Related Party Transactions (Note 18)
Commitments (Note 19)
Contingencies (Note 20)
Subsequent Events (Note 23)

"Joseph Fuda" (Signed)
Joseph Fuda, Director

"David Sharpless" (Signed)
David Sharpless, Director

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
STATEMENTS OF CONSOLIDATED LOSS AND COMPREHENSIVE LOSS
(Expressed in United States dollars)
For the years ended October 31,

	2013	2012	2011

Costs and expenses (income):
Administration (Note 17)	$378,497	$694,617	$462,827
Professional, other fees and salaries (Note 17)	1,572,515	1,507,891	1,064,655
Stock based compensation (Note 12)	368,790	430,856	928,497
Research and development (recovery) (Note 17)	160,920	229,840	(75,896)
Forgiveness of debt	-	(42,004)	-
Travel and entertainment	210,852	150,924	91,885
Amortization of property and equipment (Note 9)	4,989	4,414	6,469
Amortization of intangible assets and patents (Note 11)	19,352	19,352	43,333
Foreign exchange loss	12,261	7,537	43,215
Write-down of patents (Note 11)	-	-	129,033
Recovery of promissory note receivable (Note 8)	-	(30,000)	(110,000)
Interest and other income	-	-	(963)
Loss from operations	2,728,176	2,973,427	2,583,055

Other Expenses
Adjustment for modification of conversion feature of bridge loans (Note 14)	-	-	185,564
(Gain) loss on revaluation of embedded derivatives (Note 14)	(40,750)	(176,899)	1,979
Warrants issued on debt settlement (Note 14)	-	306,061	-
Loss (Gain) on revaluations of derivative warrant liability (Note 13)	3,246,502	(1,327,524)	410,584

Net loss before income taxes	(5,933,928)	(1,775,065)	(3,181,182)

Income taxes (Note 16)	-	-	1,205

Net loss and comprehensive loss	$(5,933,928)	$(1,775,065)	$(3,182,387)

Loss per share - basic and diluted (Note 12)	$(0.04)	$(0.01)	$(0.03)

Weighted average number of shares (Note 12)	146,814,466	123,375,510	102,301,168

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in United States dollars)
For the years ended October 31,

	2013	2012	2011

Cash flows from operating activities:
Net loss	$(5,933,928)	$(1,775,065)	$(3,182,387)
Adjustments to reconcile loss for the period to net cash used in operating activities:
Amortization of intangible assets and patents	19,352	19,352	43,333
Amortization of property and equipment	4,989	4,414	6,469
Research and development	52,461	206,780	-
Accretion expense	19,381	187,671	12,447
Stock based compensation	368,790	430,856	928,497
Forgiveness of debt	-	(42,004)	-
(Decrease) increase in deposits and other receivables	(188,679)	(13,728)	69,729
Decrease in accounts payable and accrued liabilities	(63,433)	(393,896)	(58,756)
Loss (gain) on revaluation of derivative warrant liability	3,246,502	(1,327,524)	410,584
Adjustment for modification of conversion feature of bridge loans	-	-	185,564
(Gain) loss on revaluation of embedded derivatives	(40,750)	(176,899)	1,979
Warrants issued on debt settlement	-	306,061	-
Write-down of patents	-	-	129,033
Net cash used in operating activities	(2,515,315)	(2,573,982)	(1,453,508)

Cash flows from investing activities:
Purchase of property and equipment	(13,200)	-	-
Patents	(44,825)	(26,650)	(8,017)
Deferred development costs	(655,093)	(263,133)	(425,085)
Intangible assets	-	-	(135,465)
Recovery of deferred development costs	233,290	-	-
Net cash used in investing activities	(479,828)	(289,783)	(568,567)

Cash flows from financing activities:
Issuance of common shares	3,697,441	2,524,155	2,446,432
Bridge loans advances	-	714,359	496,813
Bridge loan repayments	(126,044)	(173,782)	(903,147)
Net cash provided by financing activities	3,571,397	3,064,732	2,040,098

Increase in cash	576,254	200,967	18,023

Cash, beginning of year	245,029	44,062	26,039

Cash, end of year	$821,283	$245,029	$44,062

Supplemental cash flow information:
Interest paid (classified in operating activities)	83,493	75,142	211,264
Income taxes paid	-	-	10,713

See accompanying notes.

MICROMEM TECHNOLOGIES INC.
Consolidated Statements of Changes in Shareholders' Equity
(Expressed in United States dollars)

	Number of	Share capital	Contributed	Equity component of	Deficit	Total
	shares		surplus	of bridge loan

Balance as at November 01, 2010	95,324,511	$50,102,699	$24,498,736	$5,784	$(75,694,652)	$(1,087,433)

Private placement of units for cash	20,825,207	2,478,681	-			2,478,681
Financing costs		(32,247)	-			(32,247)
Stock based compensation (Note 12)	-	-	928,497	-	-	928,497
Warrants issued on private placements	-	(774,578)	254,311	-	-	(520,267)
Warrants extended (Note 13)	-	-	113,384	-	(293,020)	(179,636)
Modification of bridge loans			185,564			185,564
Equity portion of bridge loan	-	-	5,784	(5,784)	-	-
Net loss and comprehensive loss	-	-	-		(3,182,387)	(3,182,387)
Balance as at October 31, 2011	116,149,718	51,774,555	25,986,276	-	(79,170,059)	(1,409,228)

Private placement of units for cash (Note 13)	6,344,899	1,040,899				1,040,899
Financing costs		(16,457)				(16,457)
Stock based compensation (Note 12)	-	-	430,856	-	-	430,856
Warrants issued on private placements (Note 13)	-	(356,364)	66,997	-	-	(289,367)
Warrants extended (Note 13)	-	-	358,983	-	(1,322,879)	(963,896)
Warrants exercised (Note 13)	12,075,858	1,499,713	-	-	-	1,499,713
Fair value of warrants exercised	-	558,993	(208,935)	-	-	350,058
Equity portion of bridge loan (Note 14)	-	-	-	1,557	-	1,557
Shares issued on conversion of bridge loans (Note 14)	1,860,080	226,900	-	-	-	226,900
Net loss and comprehensive loss					(1,775,065)	(1,775,065)
Balance at October 31, 2012	136,430,555	54,728,239	26,634,177	1,557	(82,268,003)	(904,030)

Private placement of units for cash (Note 13)	16,106,957	2,910,532	-	-	-	2,910,532
Financing costs	-	(35,482)	-	-	-	(35,482)
Stock based compensation (Note 12)	-		368,790	-	-	368,790
Warrants issued on private placements (Note 13)	-	(863,863)	377,234	-	-	(486,629)
Warrants extended (Note 13)	-		264,938	-	(841,247)	(576,309)
Warrants exercised (Note 13)	5,953,913	822,391	-	-	-	822,391
Fair value of warrants exercised	-	193,796	(47,675)	-	-	146,121
Warrants modified (Note 13)	-		5,224,863	-	-	5,224,863
Net loss and comprehensive loss	-			-	(5,933,928)	(5,933,928)
Balance at October 31, 2013	158,491,425	$57,755,613	$32,822,327	$1,557	$(89,043,178)	$1,536,319

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

1.	REPORTING ENTITY AND NATURE OF BUSINESS

Micromem Technologies Inc. (“Micromem” or the “Company”) is a incorporated under the laws of the Province of Ontario, Canada. The principal business address of the Company is 121 Richmond Street West, Suite 304, Toronto, Ontario, Canada.

The Company develops, based upon proprietary technology, customized magnetic sensor applications for companies operating internationally in a variety industries. The Company has not generated commercial revenues through October 31, 2013 and is devoting substantially all its efforts securing commercial revenue opportunities.

These consolidated financial statements include the accounts of the Company and its wholly- owned subsidiaries:

(i)

Micromem Applied Sensors Technology, Inc. (“MAST”) incorporated in November 2007 and domiciled in Delaware, United States. MAST has the primary responsibility for the exploitation of the Company’s technologies in conjunction with various strategic partners and customers.

(ii)

7070179 Canada Inc., incorporated in October 2008 under the Canada Business Corporations Act in Ontario, Canada. The Company has assigned to this entity its rights, title and interests in certain patents which it previously held, directly in exchange for common shares of this entity.

(iii)

Memtech International Inc., Bahamas; Memtech International (USA) Inc., Delaware, United States; Pageant Technologies (USA) Inc., United States; Pageant Technologies Inc., Barbados; and Micromem Holdings (Barbados) Inc., Barbados. All of these entities are inactive.

These consolidated financial statements were authorized for issuance and release by the Company’s Board of Directors on February 19, 2014.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

2.	GOING CONCERN

These consolidated financial statements have been prepared on the “going concern” basis in accordance with International Financial Reporting Standards (“IFRS”), which presumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future.

There are uncertainties related to conditions and events that cast doubt about the Company’s ability to continue as a going concern for a reasonable period of time in future. During the year ended October 31, 2013, the Company reported a loss from operations of $5,933,928 (2012 - $1,775,065; 2011 - $3,182,387) of which $3,670,725 (2012 - $391,293; 2011 - $1,717,906) of this loss are non-cash losses (2012 – gains; 2011 - losses) and negative cash flows from operations of $2,515,315 (2012 - $2,573,982; 2011 - $1,453,508). The Company’s working capital position as at October 31, 2013 is $425,888 (2012 – working capital deficiency of $1,793,217).

The Company’s success depends on the profitable commercialization of its proprietary magnetic sensor technology. There is no assurance that the Company will be successful in the profitable commercialization of its technology. Based upon its current operating and financial plans, management of the Company believes that it will have sufficient access to financial resources to fund the Company’s planned operations through fiscal 2014; however, if the Company is not able to complete its financial plans and/or is not able to profitably commercialize its technology then there is doubt the Company can continue as a going concern. Accordingly, the financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

If the “going concern” assumption were not appropriate for these consolidated financial statements then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses and the balance sheet classifications used; in such cases, these adjustments could be material.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

3.	BASIS OF PRESENTATION

	a)	Statement of compliance:

These consolidated financial statements have been prepared in accordance with IFRS and its interpretations adopted by International Accounting Standards Board (“IASB”).

	b)	Basis of measurement:

The consolidated financial statements have been prepared on the historical cost basis, except for financial instruments designated at fair value through profit and loss, which are stated at their fair value.

	c)	Functional and presentation currency:

These consolidated financial statements are presented in United States dollars (“U.S. dollars”), which is also the Company’s functional currency.

	d)	Use of estimates and judgments:

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment are as follows:

i)

The Company makes estimates and utilizes assumptions in determining the fair value for stock based compensation expense, warrants, the (gain) loss on the revaluation of the derivative warrant liability, the (gain) loss on the revaluation of the embedded derivatives relating to bridge loans and the bifurcation of convertible debt.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

3.	BASIS OF PRESENTATION (Cont’d)

	d)	Use of estimates and judgments: (Cont’d)

ii)

The Company makes estimates related to the recovery of deferred development costs based on the expectation and assumption of realizing revenues from future commercial agreements that it anticipates will develop with the companies for whom these projects have been undertaken. Changes in these expectations and assumptions could result in a change in the recoverable amount calculated.

iii)

The Company makes estimates related to the useful lives of property and equipment, patents and intangible assets and the related amortization. The Company also periodically assesses the recoverability of long-lived assets. The recoverability analysis requires the Company to make assumptions about future operations. Changes to one or more assumptions would result in a change in the recoverable amount calculated and/or amortization expensed.

iv)

Deferred income tax assets are recognized for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and carry-forward of unused tax assets and unused tax losses can be utilized. At October 31, 2013, the Company has assessed that it may not be probable that sufficient taxable profit will be available to use deferred income tax assets based on operating losses in prior years, therefore, there are no balances carried in the consolidated statements of financial position for such assets.

		v)	The Company applies judgment in assessing whether material uncertainties exist that would cause doubt as to the whether the Company could continue as a going concern.

		vi)	The Company applies judgment in assessing the functional currency of each entity consolidated in these financial statements.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of consolidation:

Subsidiaries are legal entities controlled by the Company. Control exists when the Company has the power, directly or indirectly to govern the financial and operating policies of an entity so as to obtain benefits from its activities. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date control ceases.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company transactions and balances have been eliminated. The accounting policies have been consistently applied by the Company’s subsidiaries.

b)	Foreign currency translation:

IFRS requires that the functional currency of each entity in the consolidated entity be determined separately in accordance with specific indicators and should be measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). As a result of an assessment of the primary indicators, management assessed the functional currency of the Comp+any and its subsidiaries to be U.S. dollar (“USD”). The consolidated financial statements of the Company are prepared and presented using the USD.

Foreign currency transactions denominated in other than U.S. dollars are translated into the functional currency on the following basis:

i)	Monetary assets and liabilities are translated at the rates of exchange prevailing at the statement of financial position date.

ii)	Non-monetary assets and liabilities that are measured at historical cost are translated using the exchange rate at the date of the transaction.

iii)	Income and expenses for each income statement line item presented are translated at average exchange rates during the quarter in which they are recognized.

Exchange differences resulting from the settlement of foreign currency transactions are recognized directly in the consolidated statement of loss and comprehensive loss in the period in which incurred.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation:

The Company initially recognizes loans and receivables and deposits on the date that they are originated. All other financial assets including assets designated at fair value through profit or loss (FVTPL) are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire.

Financial assets and liabilities are offset and the net amount presented in the statement of financial position only when the Company has the legal right to offset the amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

The Company has the following financial assets: cash, deposits and other receivables and promissory note receivable.

All financial assets and financial liabilities, including derivatives, are initially measured in the statement of financial position at fair value, except for loans and receivables, investments held-to maturity and other financial liabilities, which are measured at amortized cost. Measurement in subsequent periods depends on whether the financial instrument had been classified as FVTPL, available-for-sale, held-to-maturity, loans and receivables, or other liabilities.

FVTPL financial assets are measured at fair value and all gains and losses are included in the statement of loss and comprehensive loss in the period in which they arise. Available- for-sale financial assets are measured at fair value with revaluation gains and losses included in other comprehensive income until the assets are removed from the statement of financial position.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

c)	Financial Instruments: Recognition, Measurement, Disclosure and Presentation: (Cont’d)

The Company classifies cash as FVTPL. Deposits and other receivables and promissory note receivable are classified as loans and receivables, and are initially measured at fair value and subsequently at amortized cost using the effective interest rate method. Accounts payable and accrued liabilities and bridge loans are classified as other liabilities, and initially measured at fair value and subsequently at amortized cost using the effective interest rate method. The derivative warrant liability and embedded derivatives in bridge loans are classified at FVTPL and are measured at fair value with unrealized gains or losses reported in the consolidated statement of loss and comprehensive loss.

d)	Compound Financial Instruments

Compound financial instruments issued by the Company comprise convertible notes that can be converted to share capital at the option of the holder and the number of shares to be issued does not vary with changes in their fair value.

The liability component of a compound financial instrument is recognized initially at the fair value of a similar liability that does not have an equity conversion option.

The equity component, if the conversion feature of the convertible note is in US dollars, is recognized initially as the difference between the fair value of the compound financial instrument as a whole and the fair value of the liability component. Any directly attributable transaction costs are allocated to the liability and equity components in proportion to their initial carrying amounts.

Subsequent to initial recognition, the liability component of a compound financial instrument is measured at amortized cost using the effective interest rate method. The equity component of a compound financial instrument is not remeasured subsequent to initial recognition.

Interest, dividends, losses and gains relating to the financial liability are recognized in profit or loss except for borrowing costs on qualifying assets which are added to asset cost. Distributions to the equity holders are recognized in equity, net of any tax effect.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	e)	Hybrid Financial Instruments:

Financial instruments with embedded derivative liabilities are accounted for as hybrid financial instruments. The Company has hybrid financial instruments when the embedded derivative conversion option right of the convertible notes gives the right to the holder to convert into common shares in Canadian dollars (“CDN”).

An embedded derivative is a feature within a contract, such that the cash flows associated with that feature behave in a similar fashion to a stand-alone derivative. An embedded derivative is separated from its host contract and accounted for as a derivative only when three criteria are satisfied:

•	When the economic risks and characteristics of the embedded derivatives are not closely related to those of the host contract;
•	A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and
•	The entire instrument is not measured at fair value with changes in fair value recognized in the income statement.

Subsequent to initial recognition, the embedded derivative component is re-measured each reporting period using the Black Scholes option-pricing model with the change in fair value recognized in statement of loss and comprehensive loss.

f)	Derivative Liability

The Company’s derivative financial instruments consist of derivative liabilities in relation to its share purchase warrants.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

	i)	Derivative Warrant Liability:

The Company has issued share purchase warrants in conjunction with private placements for the purchase of common shares of the Company. Until October 2013 (Note 14(b)), a number of these share purchase warrants were issued with an exercise price in CDN, rather than USD (the reporting and functional currency of the Company). Such share purchase warrants are considered to be derivative instruments and the Company is required to re-measure the fair value of these at each reporting date. The fair value of these CDN share purchase warrants are re-measured at each financial position date using the Black Scholes option-pricing model using the exchange rates at the financial position date and measured over their remaining life. Adjustments to the fair value of the derivative warrant liability as at the financial position date are recorded in the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability. Share purchase warrants that have expired or have been forfeited are adjusted to the statement of loss and comprehensive loss as (gain) loss on revaluation of derivative warrant liability.

Consideration received upon the exercise of warrants is credited to share capital and the related amount is transferred from contributed surplus (USD warrants) or derivative warrant liability (CDN warrants) to share capital.

	ii)	Conversion Feature of Bridge Loans

The conversion feature on the bridge loans allows the holder of the option to convert the outstanding principal and interest from time to time to common equity. The Company, using the Black Scholes option-pricing model, accounts for bridge loans as follows:

(ii.1)

At date of origination the bifurcation of the total balance of the loan as debt and equity is calculated. If the conversion feature of the bridge loan is in CDN there is no equity component, resulting in an embedded derivative. Accretion expense is recorded over the term of the loan.

(ii.2)

The total loan proceeds are allocated between the bridge loans and the related embedded derivative based on their relative fair value. The embedded derivative conversion feature is included under the bridge loans in the statement of financial position.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

f)	Derivative Liability (Cont’d)

(ii.3)	The conversion feature is revalued at the end of the reporting period and any adjustment is reflected in the statement of loss and comprehensive loss if the conversion feature is in CDN.

g)	Loan Impairment:

Impaired loans are accounted for at their face amount net of the allowance for loan impairment. When a loan is deemed to be impaired, its carrying amount is reduced to its estimated realizable amount which is measured by discounting the expected future cash flows at the effective interest rate inherent in the loan. The amount initially recognized as an impairment loan, together with any subsequent change, is charged to the allowance as an adjustment. A write-off of the loan will occur when the loan is believed to have no reasonable expectation of collectability.

h)	Intangible Assets

Costs for the general development of the Company’s sensor technology are expensed unless they meet the criteria for deferral. Expenditures are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the intangible asset so that it will be available for use or sale, (ii) its intention to complete the intangible asset and use or sell it, (iii) its ability to use or sell the intangible asset, (iv) how the intangible asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and (vi) its ability to measure reliably the expenditure attributable to the intangible asset during its development; otherwise, they are expensed as incurred. Commencing in 2011, the Company determined that these costs met the criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for impairment. Amortization is provided on a 7 year straight-line basis.

i)	Property and Equipment:

Property and equipment are recorded at cost and are amortized over their estimated useful lives at the following annual rates and methods:

Computers	30% declining balance basis
Office equipment	30% declining balance basis

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	j)	Impairment of Long-lived Assets:

Long-lived assets consist of property and equipment, patents, intangible assets, and deferred development costs.

The carrying amounts of property and equipment, patents, intangible assets and deferred development costs, are reviewed for impairment when events or changes in circumstances indicate that the carrying amounts may not be recoverable When the carrying amount exceeds the estimated recoverable amount, the assets are written down to their recoverable amount.

The recoverable amount of long-lived assets is the greater of fair value less costs to sell and value in use. In assessing value in use, estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. Impairment losses are recognized in the consolidated statements of loss and comprehensive loss.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognized impairment loss is reversed only if there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case, the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of amortization, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in the consolidated statements of loss and comprehensive loss. Following the recognition or reversal of an impairment loss, the amortization charge applicable to the asset is adjusted prospectively in order to systematically allocate the revised carrying amount, net of any residual value, over the estimated useful life.

Gains or losses on the disposal of property and equipment, patents and intangible assets represent the difference between the net proceeds and the carrying value at the date of sale.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	k)	Research and Development Costs:

Research costs are expensed in the period incurred. Development costs are expensed as incurred unless they meet the criteria for deferral. Expenditures during the development phase are capitalized if the Company can demonstrate each of the following criteria: (i) the technical feasibility of completing the asset so that it will be available for use or sale, (ii) its intention to complete the asset and use or sell it, (iii) its ability to use or sell the asset, (iv) how the asset will generate probable future economic benefits, (v) the availability of adequate technical, financial and other resources to complete the development and to use or sell the asset, and (vi) its ability to measure reliably the expenditure attributable to the asset during its development; otherwise, these costs are expensed as incurred. Commencing in 2009, the Company determined that its continuing activities related to the application of its sensor technology to projects met the deferral criteria and, accordingly, these costs have been capitalized and are tested in each reporting period for recoverability. Development costs will be amortized on an appropriate basis at the time the Company enters commercial production.

Payments received from development partners on projects are recorded to deferred development costs as a recovery of cost incurred.

	l)	Patents:

Patents are recorded at cost and are amortized on a straight line basis over their estimated useful lives of 5 years. Patents are recorded net of accumulated amortization with amortization expense capitalized as deferred development costs since the patents are directly related to development.

	m)	Unit Private Placements:

The Company uses the relative fair value approach in accounting for the value assigned to the common shares and the common share purchase warrants which it had made available in the unit private placement financings that it secured, calculated in accordance with the Black Scholes option-pricing model.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	n)	Stock based Compensation and Other Stock based Payments:

The Company applies the fair value based method of accounting for all stock based payments to employees and non-employees and all direct awards of stock. For non- employees, stock based payments are measured at the fair value of the services received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable. Stock based compensation is charged to operations over the vesting period and the offset is credited to contributed surplus.

Consideration received upon the exercise of stock options is credited to share capital and the related amount is transferred from contributed surplus.

The fair value of stock options and warrants is determined by the Black Scholes option- pricing model with assumptions for risk free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and an expected life of the option or warrant issued. A forfeiture rate is estimated on the grant date and is adjusted to reflect the actual number of options that vest. In the event that vested stock options expire, previously recognized stock based compensation is not reversed. In the event that stock options are forfeited, previously recognized stock based compensation associated with the unvested portion of the stock options forfeited is reversed. The fair value of direct awards of stock is determined by the quoted market price of the Company’s stock.

	o)	Income Taxes:

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Current tax is the expected tax payable or receivable on the taxable income or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Cont’d)

	o)	Income Taxes: (Cont’d)

Deferred tax is recognized in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable income or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill.

Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the rates that have been enacted or substantively enacted by the reporting date.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences, to the extent that it is probable that future taxable profits will be available against which they can be utilized. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

p)	Earnings or Loss Per Share:

Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share is computed by adjusting the weighted average number of number of common shares outstanding for the effects of all dilutive potential common shares, which are comprised of outstanding warrants, conversion options and vested stock options. Diluted earnings (loss) per common share assumes that any proceeds received for in-the-money warrants and options would be used to buy common shares at the average market price for the period.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED

Certain new standards, interpretations, amendments and improvements to existing standards were issued by the IASB or International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for future accounting periods. The standard impacted that is applicable to the Company are as follows:

a)

IFRS 9 – Financial Instruments, was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39, Financial Instruments – Recognition and Measurement, for debt instruments with a new mixed measurement model having only two categories:

•	Amortized cost and
•	Fair value through profit and loss

IFRS 9 also replaces the models for measuring equity instruments, and such instruments are either recognized at fair value through earnings or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends, to the extent not clearly representing a return of investment, are recognized in earnings; however, other gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit or loss would generally be recorded in other comprehensive income.

The effective date of IFRS 9 is yet to be determined.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

b)

IFRS 10 – Consolidated Financial Statements, requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain live entertainment from its activities. IFRS 10 replaces SIC-12, Consolidation – Special Purpose Entities and parts of IAS 27, Consolidated and Separate Financial Statements.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

c)

IFRS 11 – Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures and SIC-13, Jointly Controlled Entities—Nonmonetary Contributions by Venturers.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

d)

IFRS 12 – Disclosure of Interests in Other Entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

5.	NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET ADOPTED (Cont’d)

e)

IFRS 13 – Fair Value Measurement, is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013.

f)

In addition, there have been amendments to existing standards including IAS 27, Separate Financial Statements, and IAS 28, Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non - consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 12.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, provided that IFRS 10, IFRS 11 and IFRS 12 are adopted at the same time.

The Company is currently assessing the impact of the above standards.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

6.	FAIR VALUE DISCLOSURES

The following summarizes the methods and assumptions used in estimating the fair value of the Company's financial instruments where measurement is required. The fair value of financial instruments consisting of cash, deposits and other receivables, promissory note receivable, accounts payable and accrued liabilities and bridge loans approximate their carrying amounts due to the relatively short period to maturity. Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgment. The methods and assumptions used to develop fair value measurements, for those financial instruments where fair value is recognized in the statement of financial position, have been prioritized into three levels of the fair value hierarchy as follows:

Level 1: Values based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2: Values based on quoted prices in markets that are not active or model inputs that are observable either directly or indirectly for substantially the full term of the asset or liability.

Level 3: Values based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The Company's financial instruments measured at fair value on the statement of financial position date consist of cash, derivative warrant liability and the conversion feature on bridge loans. Cash is measured at Level 1 of the fair value hierarchy. Derivative warrant liability and the conversion feature on bridge loans are measured at Level 2 of the fair value hierarchy.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

7.	CAPITAL RISK MANAGEMENT

The Company’s objective when managing capital is to maintain its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders. The Company includes equity, comprised of issued share capital, equity component of bridge loans, contributed surplus and deficit, in the definition of capital. The Company’s primary objective with respect to its capital management is to ensure that it has sufficient cash resources to further develop and market its technologies and to maintain its ongoing operations. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the issuance of equity and warrants or by securing strategic partners. The Company is not subject to externally imposed capital requirements and there has been no change with respect to the overall capital risk management strategy during the year ended October 31, 2013.

8.	PROMISSORY NOTE RECEIVABLE

In April 2009, the Company advanced $200,000 to a private company incorporated in New Jersey, which, at that time, was also a strategic development partner of the Company. The Company and the private Company executed a promissory note with respect to the $200,000 advance stipulating the following terms and conditions:

a)	Maturity date of September 30, 2010.

b)	Interest payable on a quarterly basis in arrears calculated from August 1, 2009 at a rate of 10%. In July 2011, the interest rate on the promissory note increased to 18%.

c)	Secured by a first priority security interest over all of the assets of the private company.

In 2012 the Company received payments totaling $30,000 against the amounts previously reserved.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

8.	PROMISSORY NOTE RECEIVABLE (Cont’d)

At October 31, 2013 the gross balance outstanding was $121,958 including outstanding principal plus accrued interest and this amount has been fully reserved. The Company served notice to the private company that it was demanding payments under the terms of the promissory note and the security agreement and has received judgment in its favor during the year ended October 31, 2012. The Company continues to pursue collection of this fully reserved note.

	Gross	Net
Balance outstanding at November 01, 2010	$206,333	$5,000
Interest accrued	20,220	20,220
Reserved	-	(20,220)
Repayment	(115,000)	(115,000)
Recovery of reserved amount	-	110,000
Balance outstanding at October 31, 2011	$111,553	$-
Interest accrued	20,300	20,300
Reserved	-	(20,300)
Repayment	(30,000)	-
Balance outstanding at October 31, 2012	101,853	-
Interest accrued	20,105	20,105
Reserved	-	(20,105)
Repayment	-	-
Balance outstanding at October 31, 2013	$121,958	$-

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

9.	PROPERTY AND EQUIPMENT

	Computers	Furniture and	Total
		Equipment
Cost

At November 1, 2010	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2011	$40,734	$25,989	$66,723

At November 1, 2011	$40,734	$25,989	$66,723
Additions	-	-	-
Year ended October 31, 2012	$40,734	$25,989	$66,723

At November 1, 2012	$40,734	25,989	$66,723
Additions	14,839	-	$14,839
Disposals	(6,360)	-	$(6,360)
Year ended October 31, 2013	$49,213	$25,989	$75,202

Accumulated amortization	Computers	Furniture and	Total
		Equipment
At November 1, 2010	$24,048	$25,989	$50,037
Amortization for the year	6,469	-	6,469
Impact of foreign exchange	16	-	16
Year ended October 31, 2011	$30,533	$25,989	$56,522

At November 1, 2011	$30,533	$25,989	$56,522
Amortization for the year	4,414	-	4,414
Year ended October 31, 2012	$34,947	$25,989	$60,936

At November 1, 2012	$34,947	25,989	$60,936
Amortization for the year	4,989	-	4,989
Adjustment for disposals/write off	(4,721)	-	(4,721)
Year ended October 31, 2013	$35,215	$25,989	$61,204

Net book value at October 31, 2011	$10,201	-	$10,201
Net book value at October 31, 2012	$5,787	-	$5,787
Net book value at October 31, 2013	$13,998	-	$13,998

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

10.	DEFERRED DEVELOPMENT COSTS

The breakdown of development costs that have been capitalized is as follows:

Cost

At November 1, 2011	$646,606
Additions	71,557
Year ended October 31, 2012	$718,163

At November 1, 2012	$718,163
Additions	677,445
Recovery of deferred development costs	(233,290)
Writedown of projects costs	(234,241)
Year ended October 31, 2013	$928,077

Additions to deferred development costs includes patent amortization of $22,354 (2012 - $15,204; 2011 - $Nil).

To date, the Company has recovered from its development partners a portion of the costs it has incurred as deferred development costs coincident with meeting milestones as stipulated in development contracts.

In 2013, the Company provided a reserve against deferred development costs previously incurred with respect to three development projects, reducing the carrying value in each case to a nominal amount. In each case, the Company has decided not to pursue these development projects.

11.	INTANGIBLE ASSETS AND PATENTS

Intangible assets comprise the costs which the Company has capitalized relating to the technical expertise and know-how that the Company has developed with respect to the commercialization efforts relating to its sensor technology. In 2011, the Company determined that it had sufficiently advanced its expertise and product knowledge relating to the general commercialization efforts for its sensor technology in multiple industry vertical applications. It anticipates that it will realize commercial economic benefits from the exploitation of these intangible assets in future.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (Cont’d)

Intangible Assets
Cost
At November 1, 2010	$-
Additions	135,465
Year ended October 31, 2011	$135,465
At November 1, 2011	$135,465
Additions	-
Year ended October 31, 2012	$135,465
At November 1, 2012	$135,465
Additions	-
Year ended October 31, 2013	$135,465
Accumulated amortization
At November 1, 2010	$-
Amortization for the year	-
Year ended October 31, 2011	$-
At November 1, 2011	$-
Amortization for the year	19,352
Year ended October 31, 2012	$19,352
At November 1, 2012	$19,352
Amortization for the year	19,352
Year ended October 31, 2013	$38,704

Net book value at October 31, 2011	$135,465
Net book value at October 31, 2012	$116,113
Net book value at October 31, 2013	$96,761

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

11.	INTANGIBLE ASSETS AND PATENTS (cont’d)

Patents
Cost
At November 1, 2010	$230,294
Additions	8,017
Write-down	(175,614)
Year ended October 31, 2011	$62,697
At November 1, 2011	$62,697
Additions	26,650
Year ended October 31, 2012	$89,347
At November 1, 2012	$89,347
Additions	44,825
Year ended October 31, 2013	$134,172
Accumulated amortization
At November 1, 2010	$28,267
Amortization for the year	43,333
Write-down	(46,581)
Year ended October 31, 2011	$25,019
At November 1, 2011	$25,019
Amortization for the year	15,204
Year ended October 31, 2012	$40,223
At November 1, 2012	$40,223
Amortization for the year	22,354
Year ended October 31, 2013	$62,577
Net book value at October 31, 2011	$37,678
Net book value at October 31, 2012	$49,124
Net book value at October 31, 2013	$71,595

In the fiscal year ended October 31, 2011, the Company wrote-down the value of its patents by $129,033 relating to technology the Company has no immediate plans to develop.

Amortization for the years ended October 31, 2013 and 2012 was capitalized to deferred development costs. Amortization for the year ended October 31, 2011 was expensed.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE

a)	Share Capital

Authorized and outstanding:

The Company has two classes of shares as follows:

i)	Special redeemable voting preference shares, 2,000,000 authorized, none are issued and outstanding.

ii)	Common shares without par value – an unlimited number authorized.

	Number of	Amount
	Shares	$
Balance at November 1, 2011	116,149,718	$51,774,555

Private placement of units for cash (Note 13)	6,344,899	1,040,899
Warrants exercised	12,075,858	1,499,713
Warrants issued on private placements (Note 13)	-	(356,364)
Fair value of warrants exercised	-	558,993
Share issued on conversion of bridge loans (Note 14)	1,860,080	226,900
Financing costs	-	(16,457)
Balance at October 31, 2012	136,430,555	$54,728,239

Private placement of units for cash (Note 13)	16,106,957	2,910,532
Warrants exercised	5,953,913	822,391
Warrants issued on private placements (Note 13)	-	(863,863)
Fair value of warrants exercised	-	193,796
Financing costs	-	(35,482)

Balance at October 31, 2013	158,491,425	$57,755,613

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options

Stock option plan:

The Company has a fixed stock option plan. Under the Company’s stock option plan (the “Plan”), the Company may grant options for up to 15,600,000 shares of common stock to directors, officers, employees or consultants of the Company and its subsidiaries. The exercise price of each option is equal to or greater than the market price of the Company’s shares on the date of grant unless otherwise permitted by applicable securities regulations. An option’s maximum term under the Plan is 10 years. Stock options are fully vested upon issuance by the Company unless the Board of Directors stipulates otherwise by Directors’ resolution.

A summary of the status of the Company’s fixed stock option plan through October 31, 2013 and changes during the periods is as follows:

	Options (000)	Weighted
		average
		exercise price
Outstanding, November 01, 2011	11,175	0.47
Granted	2,000	0.35
Expired	(540)	(0.44)
Forfeited	(2,720)	(1.20)
Outstanding, October 31, 2012	9,915	0.24
Granted	2,170	0.30
Expired	(315)	(0.55)
Forfeited	(295)	(0.23)
Outstanding, October 31, 2013	11,475	0.24

During the year ended October 31, 2013 the Company issued a total of 2,170,000 (2012 –2,000,000) stock options to officers and directors (1,120,000 (2012 – 1,525,000)), employees (750,000 (2012 – 475,000)) and consultants (300,000 (2012 – Nil)). The Company has the following stock options outstanding at October 31, 2013:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

b)	Stock Options (Cont’d)

				Weighted
				average
				remaining
				life
Date of issue	# Issued	Strike Price		(in years)	Expiry Date

April 5, 2011	125,000	0.35		2.4	April 5, 2016
October 31, 2011	7,275,000	0.20		3.0	October 31, 2016
April 10, 2012	1,905,000	0.35		3.4	April 10, 2017
January 22, 2013	1,090,000	0.30	CDN	4.2	January 22, 2018
September 16, 2013	780,000	0.27	CDN	4.9	September 16, 2018
October 17, 2013	300,000	0.35		5.0	October 17, 2018
	11,475,000

All outstanding options at October 31, 2013 are exercisable. In 2013, the Company recorded a total expense of $368,790 (2012 - $430,856; 2011 - $928,497) with respect to the issuance of options issued during the year, calculated in accordance with the Black Scholes option-pricing model.

In the absence of a reliable measurement of the services received from a consultant, the services have been measured at the fair value of the options granted.

The underlying assumptions in the Black Scholes option-pricing model were as follows:

	2013	2012	2011
Share price	$ 0.20 - 0.36	$ 0.30	$ 0.17 - 0.20
Volatility factor (based on historical volatility)	105% - 110%	99%	90% - 95%
Risk free interest rate	1.37% - 1.84%	1.31%	1.62% - 2.55%
Expected life	5 years	5 years	2 - 5 years
Dividend yield	0%	0%	0%
Forfeiture rate	0%	0%	0%

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

12.	SHARE CAPITAL, STOCK OPTIONS AND LOSS PER SHARE (Cont’d)

	c)	Loss Per Share

The calculation of basic and diluted loss per share for the year ended October 31, 2013 was based on the loss attributable to common shareholders of $5,933,928 (2012 - $1,775,065; 2011 - $3,182,387) divided by the weighted average number of common shares outstanding of 146,814,466 (2012 – 123,375,510; 2011 - 102,301,168).

Diluted loss per share did not include the effect of 11,475,000 stock options and 29,761,012 warrants outstanding (Note 13(c)) and the potential conversion of bridge loans (Note 14) as they are anti-dilutive.

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS

	a)	Private Placements

i)

In 2013 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $2,910,532 and issued a total of 16,106,957 (10,200,743 CDN; 5,906,214 US) common shares. 16,106,957 common share purchase warrants with an average price of $0.22 CDN; $0.27 USD were attached to the private placement completed during 2013. All warrants issued in 2013 have a 12 month term from issue date.

ii)

In 2012 the Company completed a series of private placement financings with investors pursuant to prospectus and registration exemptions set forth in applicable securities law. The Company received gross proceeds $1,040,899 and issued a total of 6,344,899 (5,397,400 CDN; 947,499 USD) common shares. 6,344,899 common share purchase warrants with an average price of $0.19 CDN; $0.27 USD were attached to the private placement completed during 2012. All warrants issued in 2012 had a 12 month term from issue date.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

	a)	Private Placements (Cont’d)

iii)

In 2013 the Company extended the expiry dates on a total of 11,829,029 (7,315,808 CDN; 4,513,221 US) common share purchase warrants which would have otherwise expired in 2013. These warrants were extended for a period of 12 months in each case. The Company changed the strike price of 3,673,032 CDN of these warrants from $0.205 CDN to $0.215 CDN and the strike price remained unchanged for the balance of these warrants. The strike price remained unchanged for all other warrants ranging from $0.20 CDN to $0.80 CDN, $0.24 USD to $0.80 USD per warrant.

iv)

In 2012 the Company extended the expiry dates on a total of 15,267,087 (9,494,167 CDN; 5,772,920 US) common share purchase warrants which would have otherwise expired in 2012. These warrants were extended for a period of 6 to12 months in each case. The Company changed the strike price of 429,686 US of these warrants from $1.20 USD to $0.80 USD and the strike price of 1,666,667 CDN of these warrants from $0.15 CDN to $0.19 CDN. The strike price remained unchanged for all other warrants extended ranging from $0.12 CDN to $0.80 CDN; $0.15 USD to $0.80 USD per warrant.

v)

In 2011, the Company extended the expiry date of 7,928,432 (3,722,500 CDN; 4,203,932 US) common share purchase warrants which would have otherwise expired in 2011. These warrants were extended for a period of 6 to 12 months in each case. The strike price remained unchanged in each case, ranging from $0.20 CDN to $0.76 CDN; $0.24 USD to $1.20 USD.

vi)

The Company calculated the relative fair value of the share purchase warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to share capital of $863,863 (2012 - $356,364) and an offsetting charge to contributed surplus of $377,234 (2012 - $66,997) for US dollar share purchase warrants issued and $486,629 (2012 - $289,367) to derivative warrants liability for CDN share purchase warrants issued.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

a)	Private Placements (Cont’d)

The relative fair value of these share purchase warrants was estimated using the Black Scholes option-pricing model with the following assumptions:

	2013	2012
Share price	$0.17 - $0.58	$0.10 - $0.35
Volatility factor (based on historical volatility)	75 - 136%	107 - 156%
Risk free interest rate	0.97 - 1.09%	0.91 - 1.24%
Dividend yield	0%	0%
Expected life	1 year	1 year

The Company calculated the charge associated with the extension of warrants in accordance with the Black Scholes option-pricing model. The Company reported a total charge to deficit of $841,247 (2012 - $1,322,879; 2011 - $293,020) and an offsetting charge to contributed surplus of $264,938 (2012 - $358,983; 2011 - $113,384) for US dollar warrants extended and $576,309 (2012 - $963,896; 2011 – $179,636) to derivative warrant liability for Canadian warrants extended.

The incremental fair value of these warrants extended was estimated using the Black Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Share price	$0.19 - $0.53	$0.12 - $0.30	$0.12 - $0.24
Volatility factor (based on historical volatility)	75 - 161%	109 - 144%	112 - 131%
Risk free interest rate	1.00 - 1.11%	0.91 - 1.14%	1.11 - 1.54%
Dividend yield	0%	0%	0%
Expected life	1 year	0.33-1.0 year	0.5-1.27 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

b)	Derivative Warrant Liability

The following summarizes the change in derivative warrant liability:

	2013	2012	2011

Balance, beginning of year	$1,061,544	$1,178,691	$68,207
Fair value assigned in warrants in units issuances	486,629	289,367	520,265
Fair value assigned in warrants extended	576,309	963,896	179,635
Fair value assigned to warrants issued on settlement of debt (Note 14)	-	306,061	-
Fair value transferred to share capital for warrants exercised	(146,121)	(348,948)	-
Warrants modified	(5,224,863)	-	-
Loss (Gain) on revaluation of warrants	3,246,502	(1,327,523)	410,584
	$-	$1,061,544	$1,178,691

On October 28, 2013 the exercise price of all outstanding Canadian denominated warrants was converted from CDN to USD. As a result, these warrants are no longer considered a derivative warrants liability. These warrants were revalued on October 28, 2013 in the amount of $5,224,863 and this value was removed from derivative warrant liability and recorded to contributed surplus. Until October 28, 2013, the difference between the carrying amount of these CDN warrants and the revalued amount was recorded as loss on revaluation of derivative warrants liability in the amount of $3,246,502.

The derivative warrant liability was revalued at October 28, 2013 (2012 – October 31; 2011 – October 31) using the Black Scholes option-pricing model with the following assumptions:

	2013	2012	2011
Share price	$0.46	$0.21	$0.19
Volatility factor (based on historical volatility)	106 - 255%	81 - 153%	114 - 148%
Risk free interest rate	1.03 - 1.09%	1.01 - 1.03%	0.86 - 1.36%
Dividend yield	0%	0%	0%
Expected life	0.14 - 1.13 year	0.25 - 1 year	0.75 - 1 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

13.	PRIVATE PLACEMENTS, DERIVATIVE WARRANT LIABILITY AND COMMON SHARE PURCHASE WARRANTS (Cont’d)

c)	Share Purchase Warrants

		Weighted
		average	Proceeds
	Warrants	exercise price	Realized
Balance outstanding at October 31,2011	26,672,637	$0.23	-
Exercised	(12,075,858)	($0.12)	1,499,713
Expired	(3,108,792)	($0.15)	-
Granted	8,204,981	$0.19	-
Balance outstanding at October 31, 2012	19,692,968	$0.27	-
Exercised	(5,953,913)	($0.14)	822,391
Expired	(85,000)	($0.15)	-
Granted	16,106,957	$0.24	-
Balance outstanding at October 31, 2013	29,761,012	$0.28

The weighted average share price on the date of exercise was $0.22 (2012 - $0.23) .

14.	BRIDGE LOANS

(a)

On March 4, 2011 the Company secured a 180 day convertible bridge loan (“Loan 1”) from an arms’ length investor in the amount of $100,000 CDN. The interest rate on the loan was established at 2% per month (effective interest rate – 17%). The principal and interest of the loan was convertible at $0.20 CDN per share at the holder’s option. The Company provided 5,000 common share purchase warrants to acquire common shares at a strike price of $0.20 CDN per share. No value was assigned to these warrants as their value was nominal. The loan was originally due September 4, 2011. The loan was renegotiated and extended for an additional 90 days. The conversion price was revised to $0.15 CDN per share at the holder’s option. As a result of the change in conversion, a value of $26,997 was recorded to deficit with an offsetting charge to contributed surplus to reflect the value of the more favorable conversion feature in fiscal 2011. All other terms remained the same. This loan was repaid in the quarter ended January 31, 2012.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

(b)

On December 2, 2011, the Company secured $285,000 CDN of bridge loans (“Loan 2”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 26%) and are convertible at the holder’s option at $0.12 USD per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 USD. The term of the loan was extended on a month to month basis in July 2012. Subsequent to October 31, 2013, these loans were converted to equity (Note 23).

(c)

On January 12, 2012, the Company secured a $100,000 CDN bridge loan (“Loan 3”) from an arm’s length investor with a maturity date in six months. The loan is unsecured, bears interest at a rate of 2% per month (effective interest rate – 43%) and is convertible at the holder’s option at $0.10 CDN per unit. Each unit, upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.12 CDN. This loan was converted in the quarter ended July 31, 2012 by issuing 1,120,000 common shares.

(d)

On February 7, 2012, the Company secured $204,000 CDN of bridge loans (“Loan 4”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per months (effective interest rate – 49%) and are convertible at the holders’ option at $0.12 CDN to $0.17 CDN per unit. Each unit upon conversion includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.15 CDN to $0.20 CDN. The term of the loan was extended on a month to month basis in July 2012. $94,805 of this loan was converted into 740,080 common shares and principal of $100,000 CDN was not repaid but rolled by the holder into a new loan (“Loan 5”).

(e)

On September 4, 2012, the Company secured $125,000 CDN of bridge loans (“Loan 5”) from a group of arm’s length investors with maturities of six months. The loans are unsecured, bear interest at a rate of 2% per month (effective interest rate – 32%) and are convertible at the holders’ option at $0.18 CDN per unit. Each unit, upon conversion, includes one common share and one common share purchase warrant with a one year expiry and an exercise price of $0.22 CDN. This loan was repaid in the quarter ended April 30, 2013.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

(f)

On March 31, 2010, the Company secured a 180 day convertible bridge loan (“Loan 6”) from an arm’s length investor in the amount of 4250,000 CDN. The interest rate on the loan was established at 4% per month (effective interest rate – 48%). The principal and interest of the loan was convertible at $0.55 USD per share at the holder’s option. The Company provided 12,500 common share purchase warrants to acquire common shares at a strike price of $0.50 USD per share. As a result, net proceeds of $220 were allocated to warrants. The loan was originally due in October 2010. At October 31, 2010, the note remained outstanding and interest was accrued at the stated rate of 4% per month compounded monthly. On December 17, 2010, the company renegotiated the loan, extending the terms to June 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature for this loan was reduced from $0.55 USD to $0.20 USD. As a result of the change in conversion, a value of $158,567 was recorded to deficit in fiscal 2011 with an offsetting charge to contributed surplus to reflect the value of the more favourable conversion feature.

On July 17, 2011, the Company renegotiated the loan, extending the terms to October 17, 2011 and bearing interest at 2% per month compounded monthly. An additional 20,000 common share purchase warrants were issued in conjunction with the renegotiation. No value was assigned to these warrants as their value was nominal. The conversion feature of this loan remained unchanged at $0.20 USD. The loan was repaid in October 2011.

This loan is not shown in the breakdown of bridge loans as it was repaid in fiscal 2011.

A breakdown of the outstanding bridge loans at October 31, 2012 is summarized as follows:

	Loan 1	Loan 2	Loan 3	Loan 4	Loan 5	Total

Loan (initial value)	77,238	284,514	52,747	104,099	81,194	599,792
Embedded derivative	25,138	-	44,776	99,828	44,850	214,592
Interest Accrued	18,495	62,403	11,767	24,606	4,816	122,087
Interest Paid	(12,318)	(56,903)	-	(12,063)	-	(81,284)
Accretion Expense	25,702	1,557	45,313	101,962	26,161	200,695
Gain on revaluation of embedded derivative	(25,138)	-	(44,776)	(99,828)	(4,101)	(173,843)
Equity Portion of Bridge Loan - Conversion Feature	-	(1,557)	-	-	-	(1,557)
(Gain) loss on settlement	708			(233)	-	475
Repayments	(109,825)	-	-	(117,075)	-	(226,900)
Conversion		-	(109,827)	(101,296)	-	(211,123)
Carrying value at October 31, 2012	-	290,014	-	-	152,920	442,934

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

A breakdown of the outstanding bridge loans at October 31, 2013 is summarized as follows:

	Loan 2	Loan 5	Total

Loan (initial value)	284,514	81,194	365,708
Embedded derivative	-	44,850	44,850
Interest Accrued	130,686	15,209	145,895
Interest Paid	(125,186)	(15,209)	(140,395)
Accretion Expense	1,557	44,850	46,407
Gain on revaluation of embedded derivative	-	(44,850)	(44,850)
Equity Portion of Bridge Loan - Conversion Feature	(1,557)	-	(1,557)
Repayments	-	(126,044)	(126,044)
Carrying value at October 31, 2013	290,014	-	290,014

In fiscal 2013, no bridge loans were issued.

In fiscal 2012, the fair value of the embedded derivatives for which the conversion price is in CDN, was estimated on initial recognition using the Black Scholes option-pricing model with the following assumptions:

2012
Share price	$0.15 - $0.27
Volatility factor (based on historical volatility)	126 - 156%
Risk free interest rate	0.93 - 0.94%
Dividend yield	0%
Expected life	6 Months

The embedded derivative at October 31, 2012 was revalued for loans outstanding in which the conversion price is in CDN using the following underlying assumptions in the Black Scholes option-pricing model:

2012
Share price	$0.21
Volatility factor (based on historical volatility)	79%
Risk free interest rate	1.0%
Dividend yield	0%
Expected life	0.34 Years

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

14.	BRIDGE LOANS (Cont’d)

As Loan 5 was repaid during the year the embedded derivative recognized in fiscal 2012 of $44,850 was revalued to be nil at the time of repayment and a gain on revaluation of $40,750 (2012 – $176,899; 2011 – loss of $1,979) was recognized.

In the 2012 fiscal year, Loan 3 and a portion of Loan 4 were settled by the holder converting their amount outstanding with the Company issuing 1,860,080 common share with an assigned value of $226,900. As a result of the conversion, the holder received 1,860,080 common share purchase warrants exercisable at a price of $0.12- $0.20 CDN for a period of 1 year. These common share purchase warrants were valued at $306,061 using the Black Scholes option- pricing model with the following assumptions.

2012
Share price	$0.23 - $0.25
Volatility factor (based on historical volatility)	154 - 156%
Risk free interest rate	1.03 - 1.24%
Dividend yield	0%
Expected life	1 year

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

15.	CONTRIBUTED SURPLUS

Balance outstanding at November 01, 2011	$25,986,276

Stock based compensation expense relating to stock options issued (Note 12)	430,856
Common share purchase warrants
(a) Issued (Note 13)	66,997
(b) Extended (Note 13)	358,983
Fair value of warrants exercised	(208,935)
Balance at October 31, 2012	$26,634,177

Stock based compensation expense relating to stock options issued (Note 12)	368,790
Common share purchase warrants
(a) Issued (Note 13)	377,234
(b) Extended (Note 13)	264,938
Warrants modified (Note 13)	5,224,863
Fair value of warrants exercised	(47,675)
Balance at October 31, 2013	$32,822,327

16.	INCOME TAXES

(a)

The Company has non-capital losses of approximately $21.6 million available to reduce future taxable income, the benefit of which has not been recognized in these consolidated financial statements. As of October 31, 2013 the tax losses expire as follows:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

16.	INCOME TAXES (Cont’d)

		Other
	Canada	foreign	Total
2014	$977,818	-	$977,818
2015	3,079,475	-	3,079,475
2022	-	7,301	7,301
2023	-	9,667	9,667
2025	-	14,471	14,471
2026	2,303,792	5,254	2,309,046
2027	1,937,308	3,459	1,940,767
2028	10,045	55,519	65,564
2029	1,985,484	463,610	2,449,094
2030	2,678,936	1,886,778	4,565,714
2031	1,613,975	48,808	1,662,783
2032	1,788,704	333,962	2,122,666
2033	2,197,482	235,583	2,433,065
	$18,573,019	$3,064,412	$21,637,431

In addition the Company has available capital loss carry forwards of approximately $1.6 million to reduce future taxable capital gains, the benefit of which has not been recognized in these consolidated financial statements. These losses carry forward indefinitely.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

16.	INCOME TAXES (Cont’d)

(b)

Deferred income taxes reflect the net tax effect of temporary differences between carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets and liabilities are as follows.

	2013	2012	2011

Non-capital losses and other	$6,334,982	$5,877,761	$4,959,149
Capital losses	212,386	221,578	210,319
Property, equipment, intangibles, patents and deferred development costs and other	1,926,689	1,988,956	1,898,201
Share issue costs	15,641	21,497	28,788
	8,489,698	8,109,792	7,096,457
Deferred tax assets not recognized	(8,489,698)	(8,109,792)	(7,096,457)
	$-	$-	$-

(c)	The reconciliation of income tax attribute to continuing operation computed at the statutory tax rates to income tax expense is as follows:

	2013	2012	2011

Loss before income taxes	$(5,933,928)	$(1,775,065)	$(3,181,182)
Statutory rate	26.50%	26.50%	28.53%

Expected income tax recovery	(1,572,491)	(470,392)	(907,591)
Effect on income taxes of unrecognized future income tax assets relating to deductible temporary defferences on:
Non-deductible expenses and other items	888,557	(148,207)	439,774
Share issue costs and other	(4,361)	(4,361)	(8,062)
Effect of exchange rate on deferred tax assets carried forward from previous years	324,880	3,071	(183,451)
Change in deferred income tax rates and other	(16,491)	(393,446)	(181,726)
Change in deferred tax assets not recognized	379,906	1,013,335	842,261
	$-	$-	$1,205

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

17.	EXPENSES

Administration
The components of general and administration expenses are as follows:

	2013	2012	2011

General and administrative	$53,494	$66,651	$25,988
Rent and occupancy cost	84,179	108,193	60,396
Bad debt expense	19,954	21,586	67,049
Interest income	(19,954)	(20,300)	(20,220)
Interest expense	78,677	106,442	139,732
Accretion expense	19,381	187,671	12,447
Office insurance	61,211	65,394	78,246
Telephone	17,272	17,380	18,741
Investor relations, listing and filing fees	64,283	141,600	80,448
	$378,497	$694,617	$462,827

Professional, other fees and salaries
The components of professional, other fees and salaries expenses are as follows:

	2013	2012	2011

Professional fees	$311,330	$183,021	$173,217
Consulting fees	818,107	917,420	467,132
Salaries and benefits	443,078	407,450	424,306
	$1,572,515	$1,507,891	$1,064,655

Research and development
The components of research and development expenses are as follows:

	2013	2012	2011
Project expenses incurred (recovered)	$(73,321)	$229,840	$(75,896)
Write-down of deferred development
costs on specific projects	234,241	-	-

	$160,920	$229,840	$(75,896)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS

The Company reports the following related party transactions:

	(a)	Chairman: The Chairman receives cash compensation on a month to month basis calculated at an annual rate of $150,000 CDN.

In 2013 the Chairman was awarded a total of 140,000 stock options at an average price of $0.29 CDN per share (2012 - 100,000 stock options at an average price of $0.35 per share; 2011 – 1,000,000 stock options at an average price of $0.20 per share).

The total compensation paid to the Chairman during the year ended October 31 was $146,599 of cash compensation and $21,163 of stock based compensation (2012 - $149,565 of cash compensation and $ 23,697 of stock based compensation; 2011 - $152,326 of cash compensation and $118,038 of stock based compensation).

In August 2011 the Chairman converted $112,500 of compensation received to a unit private placement consisting of one common share and one common share purchase warrant. A total of 703,125 units were issued under this private placement.

	(b)	Management and consulting fees:

Included in professional fees, other fees and salaries as reported are management and consulting fees paid or payable to individuals (or companies controlled by such individuals) who served as officers and directors of the Company. The total compensation paid to such parties during the year ended October 31, 2013 was $729,369 (of which $202,820 was capitalized to deferred development costs) of cash compensation and $148,141 of stock based compensation (2012 - $625,831 of cash compensation and $352,225 of stock based compensation; 2011 - $494,806 (of which $90,000 was capitalized to intangible assets) of cash compensation and $678,721 of stock based compensation.

In 2013 these parties were awarded a total of 980,000 options at an average price of $0.29 CDN per share (2012 – 1,525,000 options at an average price of $0.35 per share; 2011 – 5,750,000 options at an average price of $0.20 per share)

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

18.	MANAGEMENT COMPENSATION AND RELATED PARTY TRANSACTIONS (Cont’d)

(b)	Management and consulting fees (Cont’d):

In 2011 the Company assigned the promissory note receivable (Note 8) to an officer of the Company in conjunction with outstanding and unpaid fees due to that officer. During 2012, a total of $30,000 received from the borrower was paid directly to that officer under the assignment agreement. The balance owing to the officer of the Company at October 31, 2012 was $56,500, which was paid in fiscal 2013.

In February 2012 an officer subscribed for $50,000 as a Unit private placement consisting of one common share (at a price of $0.35 per share) and one common share purchase warrant (at a price of $0.44 per share). A total of 142,858 Units were subscribed for.

19.	COMMITMENTS

The Company secured new leased premises in June 2012. The lease term is for 5 years and stipulates base monthly rental expenses of $3,800 CDN. Lease commitments are as follows – commitments less than one year of $44,000; commitment between years 2-5 of $121,000.

20.	CONTINGENCIES

	(a)	Legal matters:

There are currently no legal matters outstanding to which the Company is a party. The Company has agreed to indemnify its directors and officers and certain of its employees in accordance with the Company’s by-laws. The Company maintains insurance policies that may provide coverage against certain claims.

	(b)	License agreement:

The Company executed a license agreement with the University of Toronto in 2005 relating to research work completed on its (MRAM) memory technology. The license agreement stipulated royalty payments capped at $1 million in the event that the Company was successful in generating commercial revenues from the sale of the licensing of its memory technology to third parties. To date the Company has not generated any commercial revenues from the exploitation of its memory technology. It decided in 2011 to suspend any further pursuit or development of its memory technology.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

20.	CONTINGENCIES (Cont’d)

	(b)	License agreement: (Cont’d)

Currently, the Company is attempting to sell off the related patent portfolio; to date the Company has been unsuccessful in doing so. If the Company does realize proceeds on the sale of these related patents it may have an obligation payable to the University of Toronto under the terms of its 2005 license agreement.

	(c)	Accounts payable:

In 2013, the Company recovered $181,780 of accounts payable balances, recorded in previous years, relating to third party vendors whose accounts the Company has disputed. The Company has concluded that these amounts are not payable. In the event it is determined that these amounts are payable the Company would incur these costs.

21.	FINANCIAL RISK MANAGEMENT

	(a)	Financial Risk Management

The Company is exposed to a variety of financial risks by virtue of its activities: market risk (including foreign exchange risk and interest rate risk) and liquidity risk. The overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on financial performance. Risk management is carried out under policies approved by the Board of Directors. Management is charged with the responsibility of establishing controls and procedures to ensure that financial risks are mitigated in accordance with the approved policies.

	(b)	Market Risk:

i.	Foreign Exchange Risk:

The Company currently incurs expenses in Canadian dollars. The total monetary financial instruments are in a net positive position. Management monitors the Canadian position of these monetary financial instruments on a periodic basis throughout the course of the year.

The consolidated financial statements include balances that are denominated in Canadian dollars as follows:

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT

(b)	Market Risk: (Cont’d)

i.	Foreign Exchange Risk: (Cont’d)

	2013	2012

Cash	$461,727	$263,383
Deposits and other receivables	49,477	46,016
Accounts payable and accrued liabilities	210,827	267,098
Bridge loan	-	159,902

ii.	Foreign Exchange Risk:

A 10% strengthening of the US dollar against the Canadian dollar would have decreased the equity by $30,037 (2012 – increased the equity by $10,695) due to a reduction in the value of net liability balance. A 10% weakening of the US dollar against the Canadian dollar at October 31, 2013 would have had the equal but opposite effect.

iii.	Interest Rate Risk:

Cash flow interest rate risk is the risk that the future cash flow of a financial instrument will fluctuate because of changes in market interest rates.

Financial assets and financial liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company’s cash and promissory note receivable earn interest at market rates. The Company manages its interest rate risk by maximizing the interest income earned on excess funds while maintaining the liquidity necessary to conduct operations on a day-to-day basis. Fluctuations in market rates of interest may have an impact on the Company’s results of operations.

The Company is not exposed to interest price risk on its interest bearing bridge loans as the interest rate is fixed.

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

21.	FINANCIAL RISK MANAGEMENT (Cont’d)

	(c)	Liquidity Risk:

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due.

The Company manages its liquidity risk by forecasting cash flows from operations and anticipated investing and financing activities. Senior management is actively involved in the review and approval of planned expenditures.

All financial liabilities are due within 1 year from the balance sheet at October 31, 2013.

	(d)	Credit Risk:

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s cash and deposits and other receivables. The carrying amount of financial assets represents maximum credit exposure.

As at October 31, 2013, the Company reports working capital of $425,888 and has certain financial commitments (Note 19), the majority of which are due within one year. It must continue to raise financing in order to meet its current obligations.

22.	SEGMENTED INFORMATION

There is one operating segment of the business being the development and commercialization efforts with respect to the Company's proprietary memory and sensor applications. Currently, the predominant market segment that the Company is pursuing is the North American market for such technology.

Geographic information – Non-current assets

	2013	2012
Canada	$415,533	$665,430
United States	694,898	223,757

	$1,110,431	$889,187

MICROMEM TECHNOLOGIES INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in United States dollars)

For the years ended October 31, 2013 and 2012

23.	SUBSEQUENT EVENTS

The Company reports the following as subsequent events:

i)	The Company realized proceeds of $1,751,924 from the exercise of a total of 7,133,354 common share purchase warrants previously issued.

ii)

The Company extended the expiry dates of a total of 1,105,026 common share purchase warrants. These warrants were extended for a period of 6 months in each case. The strike price was changed from $0.41 and $0.45 to $0.50 in each case. These warrants would have otherwise expired in November 2013.

iii)	The Company announced an initial development contract with a strategic partner in the amount of $5.4 million, tied to development milestones.

iv)

The bridge loan that was reported at October 31, 2013, in the amount of $290,014, has since been converted in 2,517,501 equity units. Each unit consists of one common share and one common share purchase warrant. The warrants have a strike price of $0.12 per common share and will expire on January 27, 2015 if not exercised by that date.

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